UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
 PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
 SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2010

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
 (Translation of Registrant’s name into English)

Calle 50 y Aquilino de la Guardia
P.O. Box 0819-08730
Panama City, Republic of Panama
 (Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

July 16th, 2010	By:	/s/ Pedro Toll
Name: Pedro Toll
Title: General Manager

Nota:  Los datos de esta información no son consolidados y excluyen la data de Bladex Asset Management Inc., Bladex Holdings Inc., Clavex S.A., Bladex Offshore Feeder Fund y Bladex Representacao Ltda.

BALANCE DE SITUACION BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. DE DICIEMBRE 2009 A MAYO 2010 (En Miles de Balboas) *	21 de junio de 2010

			2009	2010
	Variaión Absoluta	%	Diciembre	Enero	Febrero	Marzo	Abril	Mayo
ACTIVOS LIQUIDOS	147,774.83	34.82	424,385.05	374,588.34	362,034.09	348,592.24	375,824.51	572,159.88
Depositos Locales en Bancos	125.22	462.18	27.09	39.99	255.66	175.37	33.65	152.32
A la Vista	125.22	462.18	27.09	39.99	255.66	175.37	33.65	152.32
A Plazo	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Depositos Extranjeros en Bancos	147,650.06	34.79	424,346.48	374,539.75	361,765.37	348,402.26	375,762.21	571,996.54
A la Vista	120,450.06	58.94	204,346.48	148,139.75	202,865.37	178,702.26	205,762.21	324,796.54
A Plazo	27,200.00	12.36	220,000.00	226,400.00	158,900.00	169,700.00	170,000.00	247,200.00
Menos Provisiones	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Locales	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Otros	-0.45	-3.93	11.48	8.60	13.06	14.61	28.65	11.03
CARTERA CREDITICIA	148,906.41	5.50	2,705,473.12	2,643,212.60	2,729,005.31	2,861,502.24	2,914,351.79	2,854,379.53
Locales	43,209.62	75.82	56,992.09	60,921.15	60,849.78	75,973.50	100,901.71	100,201.71
Extranjero	106,613.79	3.92	2,722,269.86	2,656,078.69	2,742,243.44	2,859,465.51	2,890,516.58	2,828,883.65
Menos Provisiones	917.00	1.24	73,788.83	73,787.24	74,087.91	73,936.77	77,066.49	74,705.83
Locales	242.63	18.96	1,279.69	1,279.69	1,279.69	1,522.31	1,522.31	1,522.31
Extranjero	674.37	0.93	72,509.14	72,507.55	72,808.22	72,414.46	75,544.18	73,183.52
INVERSIONES EN VALORES	11,336.43	1.85	614,353.92	613,396.08	616,501.74	615,159.60	615,035.76	625,690.35
Locales	-106.00	-0.24	43,776.00	43,586.00	43,960.00	43,572.00	43,708.00	43,670.00
Extranjero	11,442.43	2.01	570,577.92	569,810.08	572,541.74	571,587.60	571,327.76	582,020.35
Menos Provisiones	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Locales	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
OTROS ACTIVOS	29,157.75	60.92	47,859.85	47,659.41	50,759.94	41,892.90	48,373.56	77,017.60
Locales	836.45	22.45	3,726.64	4,053.24	4,311.42	466.14	3,977.44	4,563.09
Extranjero	28,321.31	64.17	44,133.21	43,606.17	46,448.52	41,426.76	44,396.12	72,454.52
TOTAL DE ACTIVOS	337,175.42	8.89	3,792,071.95	3,678,856.42	3,758,301.07	3,867,146.98	3,953,585.61	4,129,247.37
DEPOSITOS	171,718.28	13.66	1,256,977.97	1,270,196.08	1,355,586.12	1,356,077.64	1,332,000.26	1,428,696.25
Locales	19,533.33	17.94	108,876.22	150,861.68	142,864.13	161,372.18	123,432.86	128,409.55
Oficiales	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
De Particulares	41,000.00	0.00	0.00	39,000.00	39,000.00	39,000.00	27,000.00	41,000.00
A la Vista	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
A Plazo	41,000.00	0.00	0.00	39,000.00	39,000.00	39,000.00	27,000.00	41,000.00
De Ahorros	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
De Bancos	-21,466.67	-19.72	108,876.22	111,861.68	103,864.13	122,372.18	96,432.86	87,409.55
A la Vista	33.30	11.16	298.32	298.32	297.76	297.29	354.64	331.62
A Plazo	-21,499.97	-19.80	108,577.90	111,563.37	103,566.36	122,074.90	96,078.22	87,077.93
Extranjero	152,184.96	13.26	1,148,101.75	1,119,334.40	1,212,722.00	1,194,705.45	1,208,567.40	1,300,286.70
Oficiales	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
De Particulares	-15,605.96	-85.08	18,343.29	2,365.51	2,180.82	2,317.37	2,234.44	2,737.33
A la Vista	-606.62	-23.19	2,615.55	1,637.77	1,452.74	1,589.29	1,506.37	2,008.94
A Plazo	-14,999.34	-95.37	15,727.74	727.74	728.08	728.08	728.08	728.40
De Ahorros	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
De Bancos	167,790.91	14.85	1,129,758.45	1,116,968.89	1,210,541.18	1,192,388.09	1,206,332.95	1,297,549.37
A la Vista	-26,187.83	-53.23	49,193.30	39,660.25	44,172.37	35,748.27	34,163.06	23,005.47
A Plazo	193,978.75	17.95	1,080,565.15	1,077,308.64	1,166,368.81	1,156,639.82	1,172,169.89	1,274,543.90
OBLIGACIONES	139,381.76	7.78	1,792,670.97	1,662,213.88	1,664,236.27	1,775,274.07	1,883,387.61	1,932,052.74
Locales	0.00	0.00	0.00	0.00	0.00	102.17	0.00	0.00
Extranjero	139,381.76	7.78	1,792,670.97	1,662,213.88	1,664,236.27	1,775,171.91	1,883,387.61	1,932,052.74
OTROS PASIVOS	17,931.54	14.62	122,625.36	129,561.54	121,811.46	109,946.01	111,682.39	140,556.91
Locales	-6,491.11	-61.51	10,552.15	13,964.05	9,040.63	9,379.45	9,007.22	4,061.04
Extranjero	24,422.66	21.79	112,073.21	115,597.49	112,770.83	100,566.56	102,675.17	136,495.87
PATRIMONIO	8,143.83	1.31	619,797.64	616,884.91	616,667.23	625,849.26	626,515.36	627,941.47
Capital	1,406.38	0.49	285,198.77	285,340.34	285,484.56	285,959.89	286,428.79	286,605.15
Reservas de Capital	0.00	0.00	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15
Otras Reservas	-474.14	16.26	-2,916.04	-3,540.36	-3,455.61	-3,658.56	-3,566.67	-3,390.17
Utilidad de Periodos Anteriores	32,863.11	15.86	207,188.27	245,548.79	240,066.95	240,060.46	240,051.38	240,051.38
Utilidad de Periodo	-23,414.31	-61.04	38,360.52	2,932.30	4,432.91	10,934.82	11,626.04	14,946.21
Ganancia o Perdida en Valores Disponible para la venta	-2,237.21	68.96	-3,244.03	-8,606.32	-5,071.75	-2,657.50	-3,234.33	-5,481.25
Deuda Subordinada	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
PASIVO Y PATRIMONIO	337,175.42	8.89	3,792,071.95	3,678,856.42	3,758,301.08	3,867,146.98	3,953,585.61	4,129,247.37

*La unidad monetaria es par y equivalentes con el US$ dólar.

Esta es una copia de la versión original, tomada de la publicación mensual de la Superintendencia de Bancos de Panamá. (sitioweb:  http://www.superbancos.gob.pa).

Nota:  Los datos de esta información no son consolidados y excluyen la data de Bladex Asset Management Inc., Bladex Holdings Inc., Clavex S.A., Bladex Offshore Feeder Fund y Bladex Representacao Ltda.

ESTADO DE RESULTADOS BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. DE DICIEMBRE 2009 A MAYO 2010 (En Miles de Balboas) *	21 de junio de 2010

	2009	2010
	Diciembre	Enero	Febrero	Marzo	Abril	Mayo	Junio	Julio	Agosto	Septiembre	Octubre	Noviembre	Diciembre	Acumulado
Ingresos Por Intereses	140,201.06	9,581.27	7,640.60	8,585.97	9,625.04	8,677.64								44,110.53
Préstamos	114,326.15	8,447.84	6,872.64	7,523.07	8,695.31	7,608.76								39,147.63
Depósitos	1,260.49	62.20	52.77	69.23	60.59	75.69								320.49
Inversiones	24,614.43	1,071.23	715.19	993.67	869.14	993.18								4,642.41
Arrendamiento Financiero	0.00	0.00	0.00	0.00	0.00	0.00								0.00
Otros Ingresos	0.00	0.00	0.00	0.00	0.00	0.00								0.00
Egresos de Operaciones	74,969.79	3,752.81	3,269.58	3,568.97	3,350.71	3,398.11								17,340.17
Intereses Pagados	74,886.82	3,745.36	3,261.10	3,558.69	3,343.68	3,391.57								17,300.40
Comisiones	82.97	7.45	8.48	10.28	7.03	6.53								39.77
Ingreso Neto de Intereses	65,231.27	5,828.46	4,371.02	5,017.01	6,274.33	5,279.53								26,770.35
Otros Ingresos	24,897.89	653.25	1,282.24	1,614.43	404.80	1,626.20								5,580.93
Comisiones	6,483.61	810.68	693.94	738.51	850.15	789.13								3,882.41
Operaciones con Divisas	0.00	0.00	0.00	0.00	0.00	0.00								0.00
Dividendos	0.00	0.00	0.00	0.00	0.00	0.00								0.00
Otros ingresos	18,414.28	-157.43	588.30	875.92	-445.34	837.07								1,698.52
Ingresos de Operaciones	90,129.16	6,481.72	5,653.26	6,631.44	6,679.13	6,905.73								32,351.29
Egresos Generales	36,937.77	3,549.42	3,851.97	3,896.92	2,858.20	3,816.98								17,973.49
Gastos Administrativos	19,787.00	1,531.88	1,727.98	2,169.11	1,531.72	1,652.56								8,613.25
Gastos Generales	4,116.70	337.38	325.02	527.35	267.18	376.55								1,833.48
Gastos de Depreciación	2,559.40	215.34	217.00	217.35	195.02	189.51								1,034.23
Otros Gastos	10,474.67	1,464.82	1,581.97	983.11	864.28	1,598.36								6,492.53
Utilidad antes de Provisiones	53,191.39	2,932.30	1,801.29	2,734.52	3,820.94	3,088.75								14,377.79
Provisiones por Cuentas Malas	14,830.87	0.00	300.67	-3,767.39	3,129.72	-231.43								-568.42
Utilidad del Periodo	38,360.52	2,932.30	1,500.61	6,501.91	691.21	3,320.18								14,946.21

*La unidad monetaria es par y equivalentes con el US$ dólar.

Esta es una copia de la versión original, tomada de la publicación mensual de la Superintendencia de Bancos de Panamá. (sitioweb:  http://www.superbancos.gob.pa).

Note:  This information are unconsolidated figures and exclude the data for Bladex Asset Management Inc., Bladex Holdings Inc., Clavex S.A., Bladex Offshore Feeder Fund, and Bladex Representacao Ltda.

BALANCE SHEET BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. DECEMBER 2009 - MAY 2010 (In Thousand Balboas) *
 June 21, 2010

			2009	2010
	Absolute Variation	%	December	January	February	March	April	May
LIQUID ASSETS	147,774.83	34.82	424,385.05	374,588.34	362,034.09	348,592.24	375,824.51	572,159.88
Local Deposits in Banks	125.22	462.18	27.09	39.99	255.66	175.37	33.65	152.32
Demand	125.22	462.18	27.09	39.99	255.66	175.37	33.65	152.32
Time	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign Deposits in Banks	147,650.06	34.79	424,346.48	374,539.75	361,765.37	348,402.26	375,762.21	571,996.54
Demand	120,450.06	58.94	204,346.48	148,139.75	202,865.37	178,702.26	205,762.21	324,796.54
Time	27,200.00	12.36	220,000.00	226,400.00	158,900.00	169,700.00	170,000.00	247,200.00
Less Allowance	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Local	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Others	-0.45	-3.93	11.48	8.60	13.06	14.61	28.65	11.03
CREDIT PORTFOLIO	148,906.41	5.50	2,705,473.12	2,643,212.60	2,729,005.31	2,861,502.24	2,914,351.79	2,854,379.53
Local	43,209.62	75.82	56,992.09	60,921.15	60,849.78	75,973.50	100,901.71	100,201.71
Foreign	106,613.79	3.92	2,722,269.86	2,656,078.69	2,742,243.44	2,859,465.51	2,890,516.58	2,828,883.65
Less Allowance	917.00	1.24	73,788.83	73,787.24	74,087.91	73,936.77	77,066.49	74,705.83
Local	242.63	18.96	1,279.69	1,279.69	1,279.69	1,522.31	1,522.31	1,522.31
Foreign	674.37	0.93	72,509.14	72,507.55	72,808.22	72,414.46	75,544.18	73,183.52
INVESTMENT SECURITIES	11,336.43	1.85	614,353.92	613,396.08	616,501.74	615,159.60	615,035.76	625,690.35
Local	-106.00	-0.24	43,776.00	43,586.00	43,960.00	43,572.00	43,708.00	43,670.00
Foreign	11,442.43	2.01	570,577.92	569,810.08	572,541.74	571,587.60	571,327.76	582,020.35
Less Allowance	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Local	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
OTHER ASSETS	29,157.75	60.92	47,859.85	47,659.41	50,759.94	41,892.90	48,373.56	77,017.60
Local	836.45	22.45	3,726.64	4,053.24	4,311.42	466.14	3,977.44	4,563.09
Foreign	28,321.31	64.17	44,133.21	43,606.17	46,448.52	41,426.76	44,396.12	72,454.52
TOTAL ASSETS	337,175.42	8.89	3,792,071.95	3,678,856.42	3,758,301.07	3,867,146.98	3,953,585.61	4,129,247.37
DEPOSITS	171,718.28	13.66	1,256,977.97	1,270,196.08	1,355,586.12	1,356,077.64	1,332,000.26	1,428,696.25
Local	19,533.33	17.94	108,876.22	150,861.68	142,864.13	161,372.18	123,432.86	128,409.55
Government	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Customers	41,000.00	0.00	0.00	39,000.00	39,000.00	39,000.00	27,000.00	41,000.00
Demand	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Time	41,000.00	0.00	0.00	39,000.00	39,000.00	39,000.00	27,000.00	41,000.00
Savings	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
From Banks	-21,466.67	-19.72	108,876.22	111,861.68	103,864.13	122,372.18	96,432.86	87,409.55
Demand	33.30	11.16	298.32	298.32	297.76	297.29	354.64	331.62
Time	-21,499.97	-19.80	108,577.90	111,563.37	103,566.36	122,074.90	96,078.22	87,077.93
Foreign	152,184.96	13.26	1,148,101.75	1,119,334.40	1,212,722.00	1,194,705.45	1,208,567.40	1,300,286.70
Government	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Customers	-15,605.96	-85.08	18,343.29	2,365.51	2,180.82	2,317.37	2,234.44	2,737.33
Demand	-606.62	-23.19	2,615.55	1,637.77	1,452.74	1,589.29	1,506.37	2,008.94
Time	-14,999.34	-95.37	15,727.74	727.74	728.08	728.08	728.08	728.40
Savings	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
From Banks	167,790.91	14.85	1,129,758.45	1,116,968.89	1,210,541.18	1,192,388.09	1,206,332.95	1,297,549.37
Demand	-26,187.83	-53.23	49,193.30	39,660.25	44,172.37	35,748.27	34,163.06	23,005.47
Time	193,978.75	17.95	1,080,565.15	1,077,308.64	1,166,368.81	1,156,639.82	1,172,169.89	1,274,543.90
BORROWINGS	139,381.76	7.78	1,792,670.97	1,662,213.88	1,664,236.27	1,775,274.07	1,883,387.61	1,932,052.74
Local	0.00	0.00	0.00	0.00	0.00	102.17	0.00	0.00
Foreign	139,381.76	7.78	1,792,670.97	1,662,213.88	1,664,236.27	1,775,171.91	1,883,387.61	1,932,052.74
OTHER LIABILITIES	17,931.54	14.62	122,625.36	129,561.54	121,811.46	109,946.01	111,682.39	140,556.91
Local	-6,491.11	-61.51	10,552.15	13,964.05	9,040.63	9,379.45	9,007.22	4,061.04
Foreign	24,422.66	21.79	112,073.21	115,597.49	112,770.83	100,566.56	102,675.17	136,495.87
STOCKHOLDERS´ EQUITY	8,143.83	1.31	619,797.64	616,884.91	616,667.23	625,849.26	626,515.36	627,941.47
Capital	1,406.38	0.49	285,198.77	285,340.34	285,484.56	285,959.89	286,428.79	286,605.15
Capital Reserves	0.00	0.00	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15
Other Reserves	-474.14	16.26	-2,916.04	-3,540.36	-3,455.61	-3,658.56	-3,566.67	-3,390.17
Retained Earnings	32,863.11	15.86	207,188.27	245,548.79	240,066.95	240,060.46	240,051.38	240,051.38
Net Income	-23,414.31	-61.04	38,360.52	2,932.30	4,432.91	10,934.82	11,626.04	14,946.21
Gain or Loss in Securities available for sale	-2,237.21	68.96	-3,244.03	-8,606.32	-5,071.75	-2,657.50	-3,234.33	-5,481.25
Subordinated Debt	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
LIABILITIES AND STOCKHOLDER'S EQUITY	337,175.42	8.89	3,792,071.95	3,678,856.42	3,758,301.08	3,867,146.98	3,953,585.61	4,129,247.37

*Monetary unit at par and equivalent with US$ dollars.

This is a translation from Spanish original version, taken from the monthly publication of the Superintendency of Banks of Panama (website:  http://www.superbancos.gob.pa).

STATEMENT OF INCOME BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. DECEMBER 2009 - MAY 2010 (In Thousand Balboas) *
 June 21, 2010

	2009	2010
	December	January	February	March	April	May	June	July	August	September	October	November	December	Year to date
Interest Income	140,201.06	9,581.27	7,640.60	8,585.97	9,625.04	8,677.64								44,110.53
Loans	114,326.15	8,447.84	6,872.64	7,523.07	8,695.31	7,608.76								39,147.63
Deposits	1,260.49	62.20	52.77	69.23	60.59	75.69								320.49
Investments	24,614.43	1,071.23	715.19	993.67	869.14	993.18								4,642.41
Financial Leases	0.00	0.00	0.00	0.00	0.00	0.00								0.00
Other Income	0.00	0.00	0.00	0.00	0.00	0.00								0.00
Interest Expense	74,969.79	3,752.81	3,269.58	3,568.97	3,350.71	3,398.11								17,340.17
Interest	74,886.82	3,745.36	3,261.10	3,558.69	3,343.68	3,391.57								17,300.40
Commissions	82.97	7.45	8.48	10.28	7.03	6.53								39.77
Net Interest Income	65,231.27	5,828.46	4,371.02	5,017.01	6,274.33	5,279.53								26,770.35
Other Income	24,897.89	653.25	1,282.24	1,614.43	404.80	1,626.20								5,580.93
Commissions	6,483.61	810.68	693.94	738.51	850.15	789.13								3,882.41
Foreign currency operations	0.00	0.00	0.00	0.00	0.00	0.00								0.00
Dividends	0.00	0.00	0.00	0.00	0.00	0.00								0.00
Other Income	18,414.28	-157.43	588.30	875.92	-445.34	837.07								1,698.52
Operating Income	90,129.16	6,481.72	5,653.26	6,631.44	6,679.13	6,905.73								32,351.29
Operating Expenses	36,937.77	3,549.42	3,851.97	3,896.92	2,858.20	3,816.98								17,973.49
Administrative expenses	19,787.00	1,531.88	1,727.98	2,169.11	1,531.72	1,652.56								8,613.25
General expenses	4,116.70	337.38	325.02	527.35	267.18	376.55								1,833.48
Depreciation	2,559.40	215.34	217.00	217.35	195.02	189.51								1,034.23
Other expenses	10,474.67	1,464.82	1,581.97	983.11	864.28	1,598.36								6,492.53
Net Income before provision for loan losses	53,191.39	2,932.30	1,801.29	2,734.52	3,820.94	3,088.75								14,377.79
Provision for loan losses	14,830.87	0.00	300.67	-3,767.39	3,129.72	-231.43								-568.42
Net Income	38,360.52	2,932.30	1,500.61	6,501.91	691.21	3,320.18								14,946.21

*Monetary unit at par and equivalent with US$ dollars.

This is a translation from Spanish original version, taken from the monthly publication of the Superintendency of Banks of Panama (website:  http://www.superbancos.gob.pa).